Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

December 20, 2024

VIA EDGAR TRANSMISSION

Ms. Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund, Inc. (the “Company”) Registration Statement on Form N-1A (File Nos.: 033-20827 and 811-05518)

Dear Ms. Lithotomos:

The purpose of this letter is to respond to the oral comments you provided regarding the Company’s post-effective amendment (“PEA”) No. 334 to its registration statement on Form N-1A. PEA No. 334 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, on Form N-1A on November 1, 2024.

The Company will file a subsequent PEA under Rule 485(b) (“Amended Registration Statement”) to update any missing information, respond to Staff comments, and file updated exhibits.

For your convenience, each comment has been reproduced in bold typeface immediately followed by the Company’s response. Capitalized but undefined terms used herein have the meanings assigned to them in the Registration Statement. The Company confirms that, where applicable, the responses to the comments provided in one section of the Registration Statement will be similarly updated in other parallel sections of the Registration Statement, except as noted by the Company. The changes to the disclosures discussed below will be reflected in the next post-effective amendment to the Registration Statement.

1.	Comment: As a global comment for all funds, please complete the Fee and Expense tables and provide them to the Commission at least five (5) business days prior to the effective date.

Response: Please see updated Fee and Expense tables below.

Motley Fool 100 Index ETF:

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fool 100 Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.50%
Distribution (12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.50%

Example

This Example is intended to help you compare the cost of investing in the Fool 100 Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fool 100 Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that: (1) your investment has a 5% return each year, and (2) the Fool 100 Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$51	$160	$280	$628

Motley Fool Global Opportunities ETF:

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Global Opportunities Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.85%
Distribution (12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.85%

Example

This Example is intended to help you compare the cost of investing in the Global Opportunities Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Global Opportunities Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that: (1) your investment has a 5% return each year, and (2) the Global Opportunities Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$87	$271	$471	$1,049

Motley Fool Mid-Cap Growth ETF:

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Mid-Cap Growth Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.85%
Distribution (12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.85%

Example

This Example is intended to help you compare the cost of investing in the Mid-Cap Growth Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Mid-Cap Growth Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that: (1) your investment has a 5% return each year, and (2) the Mid-Cap Growth Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$87	$271	$471	$1,049

Motley Fool Small-Cap Growth ETF:

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Small-Cap Growth Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.85%
Distribution (12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.85%

Example

This Example is intended to help you compare the cost of investing in the Small-Cap Growth Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Small-Cap Growth Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that: (1) your investment has a 5% return each year, and (2) the Small-Cap Growth Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$87	$271	$471	$1,049

Motley Fool Next Index ETF:

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Next Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.50%
Distribution (12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.50%

Example

This Example is intended to help you compare the cost of investing in the Next Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Next Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that: (1) your investment has a 5% return each year, and (2) the Next Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$51	$160	$280	$628

Motley Fool Capital Efficiency 100 Index ETF:

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Capital Efficiency Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.50%
Distribution (12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.50%

Example

This Example is intended to help you compare the cost of investing in the Capital Efficiency Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Capital Efficiency Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that: (1) your investment has a 5% return each year, and (2) the Capital Efficiency Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$51	$160	$280	$628

SGI Enhanced Global Income ETF:

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.98%
Distribution (12b-1) Fees	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses(1)	0.01%
Total Annual Fund Operating Expenses	0.99%

(1)	Acquired Fund Fees and Expenses are indirect fees and expenses that the Fund incurs from investing in the shares of other mutual funds, including money market funds and exchange traded funds. Please note that the amount of Total Annual Fund Operating Expenses shown in the above table will differ from the “Financial Highlights” section of the Prospectus, which reflects the operating expenses of the Fund and does not include indirect expenses such as Acquired Fund Fees and Expenses.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that: (1) your investment has a 5% return each year, and (2) the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$101	$315

SGI Enhanced Core ETF:

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.98%
Distribution (12b-1) Fees	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses(1)	0.07%
Total Annual Fund Operating Expenses	1.05%

(1)	Acquired Fund Fees and Expenses are indirect fees and expenses that the Fund incurs from investing in the shares of other mutual funds, including money market funds and exchange traded funds. Please note that the amount of Total Annual Fund Operating Expenses shown in the above table will differ from the “Financial Highlights” section of the Prospectus, which reflects the operating expenses of the Fund and does not include indirect expenses such as Acquired Fund Fees and Expenses.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that: (1) your investment has a 5% return each year, and (2) the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$107	$334

SGI Enhanced Nasdaq-100 ETF:

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.98%
Distribution (12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.98%

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that: (1) your investment has a 5% return each year, and (2) the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$100	$312

Campbell Systematic Macro Fund:

Expenses and Fees

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (the "Shares"). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. You may qualify for sales charge discounts if you invest at least $25,000 in Class A Shares of the Fund. More information about these discounts is available from your financial professional, in the section of this Prospectus entitled “Shareholder Information – Sales Charges” and in the section of the Fund’s Statement of Additional Information (“SAI”) entitled “Purchase and Redemption Information – Reducing or Eliminating the Front End Sales Charge.” Financial Intermediaries may impose different sales charge waivers for Class A Shares, and these variations are described in the section of this Prospectus entitled “Shareholder – Information – Sales Charges”.

SHAREHOLDER FEES (fees paid directly from your investment)	Class A	Class I	Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	3.50%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price)(1)	1.00%	None	1.00%

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.64%	1.64%	1.64%
Distribution and/or Service (12b-1) Fees(2)	0.25%	None	1.00%
Other Expenses	0.20%	0.20%	0.20%
Total Annual Fund Operating Expenses	2.09%	1.84%	2.84%
Fee Waivers and/or Expense Reimbursements(3)	-0.09%	-0.09%	-0.09%
Total Annual Fund Operating Expenses After Fee Waiver	2.00%	1.75%	2.75%

(1)	A contingent deferred sales charge (“CDSC”) of 1.00% is assessed on certain redemptions of Class A Shares made within twelve months after a purchase of Class A Shares where no initial sales charge was paid at the time of purchase as part of an investment of $250,000 or more. You should contact your financial intermediary to determine whether you are subject to the CDSC. A CDSC of 1.00% is assessed on redemptions of Class C shares made within twelve months after a purchase of Class C Shares.

(2)	The Fund has adopted a distribution plan for Class A Shares and Class C Shares pursuant to Rule 12b-1 (“Rule 12b-1 Plan”) under the Investment Company Act of 1940, as amended (the “1940 Act”) that permits payments of up to 0.25% as a percentage of average daily net assets of the Fund’s Class A Shares and payments of up to 1.00% as a percentage of average daily net assets of the Fund’s Class C Shares.
(3)	Campbell & Company Investment Adviser LLC ("Campbell" or the "Adviser") has contractually agreed to waive its advisory fee and/or reimburse expenses in order to limit Total Annual Fund Operating Expenses (excluding certain items discussed below) to 2.00%, 1.75%, and 2.75% of the Fund's average daily net assets for Class A Shares, Class I Shares, and Class C Shares, respectively. In determining the Adviser's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account and could cause net Total Annual Fund Operating Expenses to exceed 2.00%, 1.75%, and 2.75%, as applicable: acquired fund fees and expenses, brokerage commissions, extraordinary items, interest or taxes. This contractual limitation is in effect until December 31, 2025 and may not be terminated without the approval of the Board of Directors of The RBB Fund, Inc. If at any time the Fund's Total Annual Fund Operating Expenses (not including acquired fund fees and expenses, brokerage commissions, extraordinary items, interest or taxes) for a year are less than 2.00%, 1.75%, and 2.75%, as applicable, the Adviser may recoup from the Fund any waived amount or other payments remitted by the Adviser within three years from the date on which such waiver or reimbursement was made, provided such reimbursement does not cause the Fund to exceed expense limitations that were in effect at the time of the waiver or reimbursement and the expense limitations that are current in effect.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Class A Shares, Class I Shares or Class C Shares in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, and that the expense limitation applies only for the first year. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$546	$974	$1,426	$2,679
Class I Shares	$178	$570	$987	$2,151
Class C Shares (with redemption at end of period)	$378	$871	$1,491	$3,160
Class C Shares (without redemption at end of period)	$278	$871	$1,491	$3,160

2.	Comment: As a global comment for all funds, please provide the risk factors in alphabetical order.

Response: The Company is not aware of any statute or rule from the Commission that requires the principal risks to be disclosed in any particular order. The Company has considered the Commission’s written guidance on ordering of risks, and the Company believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of each Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Company respectfully declines to re-order the risk factors.

3.	Comment: As a global comment for all funds, please complete the outstanding information and update all information that is currently in brackets.

Response: The Company confirms that all incomplete and bracketed information will be completed in the Amended Registration Statement.

4.	Comment: Please update the LIBOR Transition Risk section due to the cessation of LIBOR and synthetic LIBOR.

Response: The Company will make the requested change to the Amended Registration Statement.

5.	Comment: In the Statement of Additional Information, please update the “Other Directorships Held by Director” column in the Directors and Executive Officers table to specify directorships held in the past five (5) years (as with the Principal Occupations column).

Response: The Company will make the requested change to the Amended Registration Statement.

6.	Comment: For Motley Fool, please bold the second sentence in the Fee and Expenses section (“This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Fund Shares”).

Response: The Company will make the requested change to the Amended Registration Statement.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (312) 569-1233.

Sincerely,

/s/ Jessica Himes
Jessica Himes